================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (AMENDMENT NO. 4)*


                        SUNCOM WIRELESS HOLDINGS, INC.
                               (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   86722Q108
                                (CUSIP Number)

                               MR. TIMOTHY BASS
                        PARDUS CAPITAL MANAGEMENT L.P.
                              590 MADISON AVENUE
                                   SUITE 25E
                              NEW YORK, NY 10022
                                (212) 381-7770

                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                with a copy to

                           ANDREW N. ROSENBERG, ESQ.
                 PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064

                               SEPTEMBER 16, 2007
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

===============================================================================

CUSIP NO.  86722Q108                                              PAGE 2 OF 9

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus Special Opportunities Master Fund L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]
         (b)  [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    11,435,433*
                 NUMBER OF                   ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          11,435,433*
                   PERSON                    ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,435,433*
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.31%*
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

--------------
* Pardus Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the "Fund"), is the beneficial owner of 11,435,433 shares of Class A Common Stock, par value $0.01 per share (the
"Shares"), of SunCom Wireless Holdings, Inc., a Delaware corporation (the "Company"). Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. Pardus Capital Management LLC, a Delaware limited liability company ("PCM LLC"), as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of September 16, 2007 there were approximately 59,341,576 shares issued and 59,227,828 shares outstanding of the Company's Class A Common Stock. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 11,435,433 Shares, or approximately 19.31% of the outstanding Shares.

CUSIP NO.  86722Q108                                              PAGE 3 OF 9

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus Capital Management L.P.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]
         (b)  [X]
------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    11,435,433*
                 NUMBER OF                   ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          11,435,433*
                   PERSON                    ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,435,433*
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.31%*
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IA
-------------------------------------------------------------------------------

-------------
* The Fund is the beneficial owner of 11,435,433 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC, and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of September 16, 2007 there were approximately 59,341,576 shares issued and 59,227,828 shares outstanding of the Company's Class A Common Stock. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 11,435,433 Shares, or approximately 19.31% of the outstanding Shares.

CUSIP NO.  86722Q108                                              PAGE 4 OF 9

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus Capital Management LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]
         (b)  [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    11,435,433*
                 NUMBER OF                   ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          11,435,433*
                   PERSON                    ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,435,433*
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.31%*
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
-------------------------------------------------------------------------------

--------------
* The Fund is the beneficial owner of 11,435,433 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC, and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of September 16, 2007 there were approximately 59,341,576 shares issued and 59,227,828 shares outstanding of the Company's Class A Common Stock. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 11,435,433 Shares, or approximately 19.31% of the outstanding Shares.

CUSIP NO.  86722Q108                                              PAGE 5 OF 9

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Mr. Karim Samii
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]
         (b)  [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    11,435,433*
                 NUMBER OF                   ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          11,435,433*
                   PERSON                    ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,435,433*
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.31%*
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

--------------
* The Fund is the beneficial owner of 11,435,433 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC, and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of September 16, 2007 there were approximately 59,341,576 shares issued and 59,227,828 shares outstanding of the Company's Class A Common Stock. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 11,435,433 Shares, or approximately 19.31% of the outstanding Shares.

CUSIP NO.  86722Q108                                              PAGE 6 OF 9


Item 1.  SECURITY AND ISSUER.

         Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends the Schedule 13D Statement, as amended by Amendment No. 1 on November 13, 2006, Amendment No. 2 on January 31, 2007 and Amendment No. 3 on May 17, 2007 (as amended, this "Schedule 13D"), originally filed by Fund, PCM, PCM LLC and Mr. Karim Samii (collectively, the "Reporting Persons") relating to the shares of Class A Common Stock, par value of $0.01 per share (the
"Shares" or "Class A Stock"), of SunCom Wireless Holdings, Inc. (the "Company"). The principal executive offices of the Company are located at 1100 Cassatt Road, Berwyn, Pennsylvania, 19312.


Item 2.  IDENTITY AND BACKGROUND.

         No material change.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.


Item 4.  PURPOSE OF TRANSACTION.

         This Item 4 is hereby amended by adding the following:

         On September 16, 2007, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with T-Mobile USA, Inc., a Delaware corporation and wholly owned subsidiary of Deutsche Telekom AG ("Parent"), and Tango Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent formed for the purpose of effecting the transactions contemplated by the Merger Agreement ("Merger Sub"), pursuant to which Parent will acquire all of the outstanding equity interests of the Company. Pursuant to the Merger Agreement, Merger Sub will be merged (the "Merger") with and into the Company with the Company surviving as a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding share of common stock of the Company, other than shares owned by any stockholder who is entitled to and who properly exercises appraisal rights under Delaware law, will be cancelled and converted into the right to receive $27.00 in cash, without interest. Consummation of the Merger is not subject to a financing condition, but it is subject to certain conditions, including adoption of the Merger Agreement by the Company's stockholders, authorization by the Federal Communications Commission, the expiration or termination of any applicable review period by the Committee on Foreign Investment in the United State under the Exon-Florio Act if the parties file a voluntary notification, and the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is referenced herein as
Exhibit 8, and incorporated by reference in its entirety into this Item 4.

In connection with the Merger Agreement, certain stockholders of the Company, including Highland Crusader Offshore Partners, L.P., Highland Credit Strategies Fund, L.P., Highland Capital Management Services, Inc., Highland CDO Opportunity Master Fund, L.P., Highland Credit Opportunities CDO, L.P., Highland Credit Opportunities CDO, Ltd., Highland Credit Strategies Master Fund, L.P., Highland Special Opportunities Holding Company, Restoration Opportunities Fund (collectively, the "Highland Entities"), and the Fund, entered into a Stockholder Voting Agreement with Parent and Merger Sub, dated as of September 16, 2007 (the "Voting Agreement"), pursuant to which they agreed to vote their shares in favor of the Merger and against any alternative proposal and to not sell, assign, transfer, pledge, encumber, or otherwise dispose of their shares of Class A Stock except to their respective affiliates or other signatories of the Voting Agreement, if certain conditions and requirements are satisfied. Under the Voting Agreement, the Highland Entities and the Fund may enter into any contract, option, swap or other agreement or arrangement, grant a participation in, and pledge and encumber the shares in connection with any bona fide lending, hedging or other financing or derivative transaction or arrangement, if certain conditions are met. If either the Company or Parent terminates the Merger Agreement before the Merger

CUSIP NO.  86722Q108                                              PAGE 7 OF 9


is completed, the Voting Agreement will remain in effect for seven months and fifteen days following the termination of the Merger Agreement, except the Voting Agreement will terminate upon the termination of the Merger Agreement if (1) stockholder approval of the Merger has been obtained and remains in full force and effect at the time the Merger Agreement is terminated, (2) the Merger Agreement is terminated by mutual written consent of the Company and Parent, (3) the Merger is not consummated prior to July 16, 2008 (or, if regulatory approvals have not been obtained on such date, September 16, 2008) (the "End Date"), (4) the Merger Agreement is terminated by either the Company or Parent by reason of the issuance of an order by any governmental authority that permanently enjoins or prohibits the consummation of the Merger, (5) the Merger Agreement is terminated by either the Company or Parent by reason of the enactment or enforcement of a statute or order that has the effect of making certain conditions to the Merger incapable of being satisfied prior to the End Date, (6) the Merger Agreement is terminated by the Company by reason of Parent's or Merger Sub's breach or failure to perform their representations, warranties, covenants or other agreements, which breach or failure to perform would cause the failure of certain conditions to the Merger, or (7) the Merger Agreement is terminated by the Parent by reason of the Company's non-willful breach or failure to perform its representations, warranties, covenants or other agreements, which breach or failure to perform would cause the failure of certain conditions to the Merger. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is referenced herein as
Exhibit 9 and incorporated by reference in its entirety into this Item 4.

         The Merger Agreement and the transactions contemplated thereby could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of
Schedule 13D, including the acquisition or disposition of additional securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the present board of directors of the Company and a change to the present capitalization or dividend policy of the Company. One or more of the Reporting Persons are expected to take actions in furtherance of the Merger Agreement (including any amendment thereof) and the transactions contemplated thereby.

         Except as otherwise described in this Item 4 of this Schedule 13D, as amended, the acquisition of the Shares by the Fund is for investment purposes on behalf of the Fund."


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b).

         The beneficial ownership and ownership percentages set forth herein are as of September 19, 2007. All ownership percentages set forth herein assume that there are approximately 59,227,828 Shares outstanding, based on the approximate total number of shares provided by the Company on September 19, 2007 to be issued and outstanding as of September 16, 2007.

         The responses to Items 7, 8, 9, 10, 11 and 13 of the inside cover pages of this Schedule 13D are hereby incorporated by reference in response to this Item 5.

         As of the date hereof, the Fund is the beneficial owner of 11,435,433 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund, except to the extent the terms and provisions of the Voting Agreement may be deemed to create voting power that is shared between the Reporting Persons and the other parties to the Voting Agreement. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund.

         As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a "group", within the meaning of Section 13(d)(3) of the Exchange Act, with T-Mobile USA, Inc., Tango Merger Sub, Inc. and the Highland Entities, and certain of their affiliates. The Reporting Persons do not have affirmative information about any such shares that may be beneficially owned by such other persons, other than the 18,587,616 shares of Class A Common Stock reported as beneficially owned by the Highland Entities in their Schedule 13D, filed with the SEC on May 17,

CUSIP NO.  86722Q108                                              PAGE 8 OF 9


2007. The Reporting Persons hereby disclaim beneficial ownership of any shares of Class A Common Stock that may be or are beneficially owned by the Highland Entities, T-Mobile USA, Inc., Tango Merger Sub, Inc. or their respective affiliates.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth or incorporated by reference in Items 4 and 5 above is incorporated by reference in its entirety into this Item 6.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7: Joint Filing Agreement, dated September 20, 2007, among the Reporting Persons.

         Exhibit 8: Agreement and Plan of Merger, dated as of September 16, 2007, by and among T-Mobile USA, Inc., Tango Merger Sub, Inc. and SunCom Wireless Holdings, Inc. (incorporated by reference to Exhibit 2.1 of the current report on Form 8-K filed by the Company with the SEC on September 19, 2007).

         Exhibit 9: Stockholder Voting Agreement, dated as of September 16, 2007, by and among T-Mobile USA, Inc., Tango Merger Sub, Inc. and the stockholder parties thereto (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Company with the SEC on September 19, 2007).

CUSIP NO.  86722Q108                                              PAGE 9 OF 9



                                    SIGNATURE


         After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 20, 2007


                                     PARDUS EUROPEAN SPECIAL OPPORTUNITIES
                                     MASTER FUND L.P.

                                       By:  Pardus Capital Management L.P.,
                                       its Investment Manager

                                       By:  Pardus Capital Management LLC,
                                       its general partner


                                       By:  /s/ Karim Samii
                                            -------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member


                                     PARDUS CAPITAL MANAGEMENT L.P.

                                       By:  Pardus Capital Management LLC,
                                       its general partner


                                       By:  /s/ Karim Samii
                                            -------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member


                                     PARDUS CAPITAL MANAGEMENT LLC


                                       By:  /s/ Karim Samii
                                            -------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member



                                       /s/ Karim Samii
                                       ------------------------------------
                                       Karim Samii



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).